NEWS RELEASE

Canarc Options TAY–LP Gold Property to Cap-Ex Ventures;

Review of 2009 and Outlook for 2010

Vancouver, Canada – March 31, 2010 - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that it has optioned the TAY-LP gold property to Cap-Ex Ventures Ltd. (CEV.P: TSX-V).

The TAY-LP property is located within the prolific Tintina Gold Belt approximately 75 kilometres south of the town of Ross River in the Yukon Territory.

In 2009, Canarc optioned up to a 100% interest in the TAY–LP property from Ross River Minerals Inc. and carried out a 10 hole, 1868 meter diamond drill program at an estimated cost of $480,000.  All ten holes intersected gold mineralization, such as 9.14 gpt gold over 1.0 m (0.27 oz per ton over 3.3 feet) contained within a broader mineralized zone grading 0.71 gpt gold over 29.2 m in hole TLP09-1.

Cap-Ex can earn up to 50% of Canarc’s interest by paying $100,000, issuing 200,000 shares, spending $675,000 on exploration and maintaining the underlying option with Ross River in good standing over a 19 month period, subject to regulatory and exchange approvals and Cap-Ex closing appropriate financing.

Bradford Cooke, Chairman and CEO, commented, “We continue to think highly of the exploration potential at Tay LP but given the financial condition of the Company, our best alternative at this time for advancing this attractive gold project is through the option agreement with Cap-Ex.  The first phase of exploration work in 2010 is expected to be a deep EM aero-geophysical survey to better define the many untested gold targets on the property.  Canarc will continue as Operator of the project on behalf of Cap-Ex.”

Mr. Cooke also provides the following year-end review for 2009 and Canarc’s outlook for 2010.

2009 Highlights

•

Acquired an option to earn up to a 100% interest in the Tay LP property within the prolific Tintina Gold Belt of the Yukon Territory.

•

Raised $960,000 in two private placements to fund working capital needs and the Phase 1 exploration drilling program at Tay LP.

•

Completed 1840 meters of diamond drilling in 10 holes at Tay LP to extend two historic gold-mineralized zones along strike and down dip.

•

Updated the preliminary economic assessment of New Polaris at US$900 gold to reflect the enhanced economics of building an 80,000 oz per year high grade, underground gold mine.

Review of 2009

The main investment theme in 2009 seemed to be looking for early signs of recovery from the 2008 global financial crisis, led by the bounce back in the gold price.  Gold was once again one of the best performing investment sectors in 2009, up 30% to close the year at US$1087 per oz.

Resource stocks bottomed in late December 2008 due to tax loss selling and enjoyed a 25-50% bounce back in 2009.  Canarc’s share price opened 2009 at CA$0.05 per share, peaked at $0.19 in September and closed the year in the CA$0.13 range.

Notwithstanding the difficult market conditions, Canarc management continued to seek opportunities for growth, as evidenced by our option to acquire the Tay LP property.  We evaluated several other possible acquisitions during the year and updated the preliminary economic assessment of our New Polaris property.

New Polaris:  Canarc President Garry Biles oversaw the updating and optimization of the preliminary assessment on New Polaris by Moose Mountain Technical Services. The economics of the New Polaris gold mine project were substantially improved thanks to the higher gold price.  At $US900 per oz gold and a $US /$CA exchange rate of 0.95, the project generates a pre-tax Net Present Value (“NPV@5%”) of CA$104.9 million (after-tax $68.6 million), a pre-tax internal rate of return (“IRR”) of 32.0% (after-tax 25.8%) and a payback period of 2.7 years.  Cash costs were estimated at US$383 per oz of gold produced.

Tay LP:  Canarc Vice President of Exploration James Moors oversaw the evaluation and exploration of the Tay LP property within the prolific Tintina Gold Belt of the Yukon Territory.  A total of 1840 meters of diamond drilling were completed in 10 holes at Tay LP to extend two historic gold-mineralized zones along strike and down dip.  Drilling highlights included 9.14 gpt gold over 1.0 m (0.27 oz per ton over 3.3 feet) contained within a broader mineralized zone grading 0.71 gpt gold over 29.2 m in hole TLP09-1.

Caza:  Caza Gold Corp. acquired a large new gold exploration project in the Moris district of western Chihuahua in 2009.  Caza also completed a two phase surface mapping and sampling program at its primary Santiago gold project, also located in western Chihuahua.  Canarc sold 800,000 shares of Caza privately in 2009 to hold approximately 1.6 million shares, or about 7% of Caza Gold Corp. at year-end.

Aztec:  Aztec Metals Corp. optioned a 50% interest in its primary property at Matehuala in San Luis Potosi to Parallel Resources in 2009.  The Company subsequently optioned a 50% interest in a second property at Charcas West in San Luis Potosi to Parallel. Aztec owns a third attractive property at Viesca in Coahuila.  Canarc continues to hold approximately 2.4 million shares, or about 11% of the shares of Aztec.

Pursuant to an audit by the Canada Revenue Agency in 2009, the Company received in February 2010 an initial re-assessment proposal from the CRA to disallow approximately CAD$1.2 million in CEE related to exploration expenditures incurred in 2007 as not qualified for flow-through purposes related to a flow-through private placement which closed in October 2006.  The CRA disallowed expenditures related to certain mis-classified capital and management expenses, metallurgical, environmental and engineering work.  Canarc conducted a thorough review of the CEE in question and determined that approximately CAD$545,000 should qualify as CEE for flow-through purposes, leaving approximately CAD$661,700 in question.  The initial proposal by CRA would have resulted in a liability to the Company of up to CAD$886,800 but based on its own analysis of the qualified CEE, the Company now recognizes a flow through financing cost of $489,000 and estimates it has an income tax balance payable of approximately $329,000.

Outlook For 2010

The outlook for gold and gold stocks for 2010 remains positive as evidenced by the run in the gold price late last year to US$1200 per oz and some forecasters are calling for US$1500 gold or higher this year. Management is also bullish that gold will seek new highs this year due to the continuing decline of fiat currencies and the inflation that inevitably arises from reflationary monetary policies.

Canarc plans three strategic initiatives this year to create value for shareholders.

Firstly, Canarc will continue to seek strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to mine development and a full feasibility study.  Discussions are currently underway with a couple of interested parties.

Secondly, the Company has found a way to optimize its investment in, and option to acquire, the Tay LP property through the Cap-Ex option.  Gold mineralization at Tay-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources (ATC: TSX-V) and the Ketza River gold deposit of Yukon-Nevada Gold (YNG: TSX).  Management is of the opinion that the exploration potential at Tay LP remains very attractive.  The 2009 drill holes are still 1000 m east of the intrusive contact and have yet to test the full length of the MaxMin anomaly. Combine these factors with the existence of two other intrusive bodies, and numerous other untouched geophysical and geochemical anomalies and it is safe to say we have many attractive targets that we are looking forward to testing with the next exploration program.

Thirdly, we will continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time while asset values are depressed.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who supervised Canarc’s drill program and approved the technical content of this news release.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage and on acquiring attractive new gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.